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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                               (Amendment No. 54)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           WILLAMETTE INDUSTRIES, INC.
                       (Name of Subject Company (Issuer))

                             COMPANY HOLDINGS, INC.
                              WEYERHAEUSER COMPANY
                      (Names of Filing Persons -- Offerors)

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)

                                    969133107
                      (CUSIP Number of Class of Securities)

                              Robert A. Dowdy, Esq.
                              Weyerhaeuser Company
                          Federal Way, Washington 98063
                            Telephone: (253) 924-2345

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                               Richard Hall, Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                            New York, New York 10019
                            Telephone: (212) 474-1000

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


                                   SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and (2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

Item 11.      Additional Information.

          On October 11, 2001, Weyerhaeuser sent a letter to William Swindells, chairman, and Duane McDougall, president and chief executive officer, of Willamette. The text of a press release issued by Weyerhaeuser on October 11, 2001, containing the text of the letter is filed as Exhibit (a)(5)(DDD) hereto.

Item 12.      Exhibits.

(a)(5)(DDD)   Press release dated October 11, 2001, issued by Weyerhaeuser
              Company.

                                   SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                         COMPANY HOLDINGS, INC.,

                                            by
                                                 /s/ STEVEN R. ROGEL
                                               ---------------------------------
                                               Name:  Steven R. Rogel
                                               Title: President



                                          WEYERHAEUSER COMPANY,

                                            by

                                                 /s/ STEVEN R. ROGEL
                                               ---------------------------------
                                               Name:  Steven R. Rogel
                                               Title: President and Chief
                                                      Executive Officer


     Dated: October 11, 2001

                                  Exhibit Index


Exhibit           Description
-------           -----------

(a)(5)(DDD)       Press release dated October 11, 2001, issued by
                  Weyerhaeuser Company.

                                                             Exhibit (a)(5)(DDD)



NEWS RELEASE                                         [Weyerhaeuser Company logo]

For Immediate Release


                   WEYERHAEUSER RESPONDS TO WILLAMETTE LETTER


FEDERAL WAY, Wash., October 11, 2001 - Weyerhaeuser Company (NYSE: WY) today announced that it sent the following letter to William Swindells, chairman, and Duane McDougall, president and chief executive officer, of Willamette Industries, Inc. (NYSE: WLL).


         October 11, 2001

         Willamette Industries, Inc.
         1300 Southwest Fifth Avenue
         Portland, Oregon 97201

         Dear Messrs. Swindells and McDougall:

         Your letter of today is simply another way for you to just say no to discussions with Weyerhaeuser. We believe that our existing $50 per share offer is a fair price for Willamette. Nevertheless, we have said that we are willing to increase our price if Willamette will engage in meaningful negotiations with us. We are not going to increase our price, however, merely to begin discussions that, based on your letter, would not be productive.

         We look forward to hearing from you when you come to a more realistic view as to a fair value for Willamette.

         Sincerely yours,

         /s/ Steven R. Rogel

         Steven R. Rogel
         Chairman, President and Chief Executive Officer


                                     -more-

IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, October 17, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

Weyerhaeuser contacts:


    ANALYSTS                                                  MEDIA
    Kathryn McAuley        Joele Frank / Jeremy Zweig         Bruce Amundson
    Weyerhaeuser           Joele Frank, Wilkinson             Weyerhaeuser
    (253) 924-2058         Brimmer Katcher                    (253) 924-3047
                           (212) 355-4449

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